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September 20, 2011	Writer’s Direct Contact 415.268.6966 AThorpe@mofo.com

Mr. Larry Spirgel, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	RRsat Global Communications Network Ltd.
Form 20-F for the year ended December 31, 2010
Filed March 21, 2011
File No. 1-33085

Dear Mr. Spirgel:

We are submitting this letter on behalf of RRsat Global Communications Network Ltd. (the “Company”) in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2011.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

Form 20-F for the Year Ended December 31, 2010

Item 5.  Operating and Financial Review and Prospects

Operating results, page 60

1.
For all periods presented, you state that the increase in revenue was primarily due to additional services provided for content management and distribution and additional revenue for MSS.  In addition, you state that the increase in cost of revenue was due to the expansion of your network.  We note; however, that the increase in depreciation and amortization expense only accounted for about 8% of the total increase in cost of sales from 2009 to 2010.  In this regard, we believe that your explanations are overly general, and do not provide enough insight into the underlying reasons for the changes year-over-year.  In future filings, revise to:

•	disclose and quantify each material factor that contributed to the reported changes in revenue and cost of sales;

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Two

•	provide insight into the underlying business drivers or conditions that contributed to these changes and why you believe you were able to obtain $102 million of sales in 2010; and

•
describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

These disclosures should discuss your results of operations for both of your reportable segments.  For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.  Please provide your revised, proposed disclosures in your response.

Response:     In response to the Staff’s comment, the Company proposes the following disclosures:

Page 60:

A.  Operating results

Overview

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. ~~Through~~ Our content distribution services involve the worldwide transmission of video and audio broadcasts over our proprietary ~~"~~RRsat Global Network infrastructure,~~"~~ composed of satellite and terrestrial fiber transmission capacity and the public Internet~~, we are able to offer high-quality and flexible global distribution services for content~~. In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network~~Our content distribution services involve the worldwide transmission of video and audio broadcasts over our state-of-the-art RRsat Global Network infrastructure~~.

Page 71:

Revenues.  Revenues were $102.0 million for the year ended December 31, 2010, an increase of 8.9%, from $93.7 million in 2009.  The increase in revenues was primarily due to additional services provided for content management and distribution and additional revenues from MSS services.

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Three

For the year ended December 31, 2010, our total revenues included $95.0 million of revenues derived from our content management and distribution services, an increase of $5.9 million, or 6.5%, compared to the year ended December 31, 2009. The increase in the content management and distribution in 2010 resulted from the Company's expansion of its footprint in the U.S. following the acquisition of the Hawley Teleport and the increased utilization of the Company’s teleport in Emek Ha'ela, which allowed the Company to increase its customer base, including additional major network customers, high definition stations, distribution of TV channels over the internet and increased broadcast of sporting channels.

For the year ended December 31, 2010, our total revenues included ~~and~~ $7.0 million of revenues derived from our MSS business, an increase of $2.5 million, or 55.9%, compared to the year ended December 31, 2009.  The increase in our revenues from MSS services was primarily due to expanded value-added services offered by the Company, including third generation advanced data and fleet services and the continuing transition to fourth generation services which include fleet broadband service.

Cost of Revenues. Cost of revenues was $76.0 million for the year ended December 31, 2010, an increase of 17.7%, from $64.5 million in 2009.  As a percentage of total revenues, cost of revenues increased from 68.9% in 2009 to 74.5% in 2010.

Network services costs were $58.0 million in 2010, an increase of $7.5 million or 15%, from $50.5 million in 2009. The $58.0 million network services costs incurred in 2010, consist of $52.3 million of expenses related to our content management and distribution services, an increase of $5.6 million, or 12.1%, compared to the year ended December 31, 2009, and $5.7 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1.9 million compared to the year ended December 31, 2009.This increase ~~is~~ was due primarily to the following four factors: (i) expansion of our network which is facilitated primarily by the leasing of additional satellite and terrestrial fiber capacity required to service ~~as a direct result of~~ the addition of customers to our network, (ii) ~~Purchase~~ lease of satellite capacity at higher prices, including renewal of certain existing satellite capacity at higher prices ~~and~~, (iii) additional payments for transmission capacity resulting from “dual illumination”, which also resulted in certain excess capacity in the second half of 2010 and (iv) additional payments related to our growing MSS network services. “Dual illumination”occurs when a satellite capacity lease ends and ~~our~~ the ~~c~~Company chooses to temporarily broadcast over two satellite ~~capacities~~ transmissions simultaneously in order to ensure an easy transition period for its customers to switch over to the new satellite capacity.

~~The $58.0 million network services costs incurred in 2010, consist of $52.3 million of expenses related to our content management and distribution services, an increase of $5.6 million, or 12.1%, compared to the year ended December 31, 2009, and $5.7 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $1.9 million compared to the year ended December 31, 2009.~~

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Four

The other principal components of cost of revenues included salaries and depreciation and amortization.  Salaries were $6.9 million in 2010, an increase of 27.2% from $5.4 million in 2009.  This increase was due to an increase in the number of employees ~~and salary~~required to support the expansion of our operational infrastructure. Depreciation and amortization was $6.1 million in 2010, an increase of 17.1%, from $5.2 million in 2009.  This increase is directly attributable to the increase in fixed assets ~~as a result of additional capacity acquired~~ purchased in order to support the addition of customers to our network and the continued investment in the infrastructure of our Emek Ha'ela and Hawley teleports which enable us to provide services to our increasing customer base.

As a percentage of content management and distribution revenues, cost of revenues attributable to such revenues was 73.0% in 2010 and 67.5% in 2009, and as a percentage of MSS revenues, cost of revenues attributable to such revenues in 2010 was 94.4% compared to 98.3% in 2009.

As our customer base continues to grow, we will need to acquire and lease additional satellite and terrestrial fiber capacity to serve these customers, as well as invest in infrastructure to support this growth. In addition, we anticipate that the demand for network capacity will also continue to expand as a result of increased penetration of high definition television (HDTV) channels.  Our ability to handle such demand depends on the availability of satellite and terrestrial fiber capacity, as well as  the use of internet protocol (IP) for the delivery of video and audio programming.

Application of Critical Accounting Policies, page 66

Functional and Reporting Currency, page 67

2.
Expand your critical accounting policy on the functional currency to disclose in detail the factors you considered in the determination of your functional currency.  Please include in your disclosure how management weighted each of the factors in concluding that the U.S. dollar is your functional currency.  Further disclose, if true, that there have not been any significant changes in the economic facts and circumstances that clearly indicate that your functional currency has changed.  Please provide your revised, proposed disclosures in your response.

Response: In response to the Staff’s comment, the Company proposes the following disclosures:

Functional and Reporting Currency.  Our accounting records are maintained in NIS and U.S. dollars.  The U.S. dollar is the currency of the primary economic environment in which our operations are conducted and expected to be conducted in the future. There have not been any significant changes in the economic facts and circumstances that indicate that our functional currency has changed in 2010.

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Five

We determined our functional currency to be the U.S. dollar in accordance with the provisions of ASC 830-10-20, 10-55-5 (SFAS 52), taking into consideration the following factors:

•
Cash flow indicators: Most of our cash flows are denominated in U.S. dollars.  As of December 31, 2010, 84% of cash and cash equivalents and 55% of trade accounts receivable and deposits from customers were denominated in U.S. dollars.  Our cash flow reports are denominated in U.S. dollars and we manage our budget in U.S. dollars.

•	Sales markets and sales price indicators: In 2010, 59% of our revenues were in U.S. dollars and a majority of the underlying value of our signed contracts were denominated in U.S. dollars

•	Expense indicators: Out of total cost of sales, in 2010, the dominant currency is the U.S. dollar as 45% of these costs were stated in U.S. dollars, 39% in Euro and 16% in NIS.

•
Financing indicators:  We finance our activities from current earnings and shareholders’ equity. In November 2006, we completed an initial public offering of our ordinary shares and listing on the NASDAQ Global Market, in which we raised approximately $52.4 million.

•	Inter-company transactions indicators: Most of our inter-company transactions are denominated in U.S. dollars.

Based on the above criteria the Company determined that the U.S. dollar is its functional currency.

Notes to Financial Statements

Note 10 – Commitments, Contingent Liabilities and Liens, page F-26

3.
Refer to disclosures in E and F on page F-29.  ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Six

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally:  (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response:
The Company advises the Staff that in its future filings it will disclose in accordance with ASC 450 the amount or range of reasonably possible loss, or, alternatively the reasons it cannot, at such time, estimate the reasonably possible loss or range of loss.

With respect to paragraph E on Page F-29 of the Company's Form 20-F, the Company advises the Staff that the Company could not at the time of the filing of the Form 20-F, estimate the reasonably possible loss or range of loss associated with the matter referred to in paragraph E due to the preliminary stage of the legal process and the ambiguity in the position of the District Building and Zoning Appeal Committee.  The Company continues to evaluate the proceeding on an ongoing basis and will disclose, at the time of any future filing, the appropriate disclosure in accordance with ASC 450, based on the information available to it at such time.

With respect to paragraph F on Page F-29 of the Company's Form 20-F, the Company advises the Staff that that the complaint discussed in paragraph F was dismissed on June 13, 2011 without any liability to the Company, as described in the Company's Report on Form 6-K for the month of June 2011, submitted to the Commission on June 13, 2011 (see response to Comment No. 4 below).  Accordingly, this matter will not be disclosed as a contingent liability in the Company's future filings.

The Company supplementally advises the Staff that the Company reviews on a quarterly basis the likelihood of each litigation matter or unasserted claim resulting in a loss to the Company and the amount or range of reasonably possible loss, or, the reasons it cannot, at such time, estimate the reasonably possible loss or range of loss, and the date it expects such reasons to be alleviated.

Mr. Larry Spirgel, Esq.
September 20, 2011
Page Seven

In performing such review, the Company, relies, among other things, on letters it obtains on a quarterly basis from each legal counsel providing services to the Company and its subsidiaries, which provide a summary and update of all outstanding litigation matters handled by such counsel, including the likelihood of the matter resulting in a loss to the Company and the amount or range of reasonably possible loss, or, the reasons it cannot, at such time, estimate the reasonably possible loss or range of loss.

4.
In the last paragraph of F, you state that you believe that if the plaintiff prevails, the amount you will be required to pay will likely be immaterial.  Your representation is inconsistent with the amount disclosed.  Please reconcile your disclosures and tell us how you reached your conclusion.

Response:       The Company advises the Staff that the complaint discussed in F was dismissed on June 13, 2011 without any liability to the Company, as described in the Company’s Report on Form 6-K for the month of June 2011, submitted to the Commission on June 13, 2011.  Accordingly, this matter will not be disclosed in the Company’s next Form 20-F.

*     *     *     *

If you should have any additional questions please contact me directly at (415) 268-6966.

Very truly yours,

/s/ Andrew D. Thorpe

cc:	David Aber, RRsat Global Communications Network Ltd.
Ohad Har-Lev, RRsat Global Communications Network Ltd.
Tuvia Geffen, Naschitz, Brandes & Co.
Terry French, U.S. Securities and Exchange Commission
Ivette Leon, U.S. Securities and Exchange Commission
Christy Marks, U.S. Securities and Exchange Commission